FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

*(Confidential Pursuant to Rule 17a-5(e)(3) and Rule 1.10(g) under the
Commodity Exchange Act)*







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS Derivatives LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Greenwich Street- 4th floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Ricciardi (212) 791-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS Derivatives LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Sept. 7, 20 21

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS Derivatives LLC

(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Contents



Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
TFS Derivatives LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TFS Derivatives LLC (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Building a better
working world

Ernst & Young LLP

We have served as the Company's auditor since 1996.

February 28, 2018

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	4,050,558
Due from Parent		28,284
Due from affiliates		107,096
Prepaid expense		10,222
Total assets	$	4,196,160
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliates		249,524
Total liabilities		249,524
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		2,244,999
Retained earnings		1,701,636
Total stockholder's equity		3,946,636
Total liabilities and stockholder's equity	$	4,196,160

The accompanying notes are an integral part of these financial statements.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Operations

Year Ended December 31, 2017

Revenues		
Commissions	$	
Total revenues		
Expenses		
Other expenses		108,701
Total expenses		108,701
Net income before provision for income taxes		(108,701)
Income tax benefit		(44,368)
Net income	$	(64,333)

The accompanying notes are an integral part of these financial statements.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2017	$ 1	$ 2,244,999	$ 3,265,969	$ 5,510,969
Net income	–	–	(64,333)	(64,333)
Dividends paid to Parent	–	–	(1,500,000)	(1,500,000)
Balance at December 31, 2017	$ 1	$ 2,244,999	$ 1,701,636	$ 3,946,636

The accompanying notes are an integral part of these financial statements.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Cash Flows

Year Ended December 31, 2017

Operating activities		
Net income	$	(64,333)
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease (increase) in operating assets:		
Due from Parent		347,285
Due from affiliates		(43,536)
Prepaid expense		(10,222)
(Decrease) in operating liabilities:		
Due to affiliates		(38,181)
Other liabilities		(213,577)
Net cash used in operating activities		(22,564)
Financing activity		
Dividends paid to Parent		(1,500,000)
Net cash used in financing activity		(1,500,000)
Net decrease in cash and cash equivalents		(1,522,564)
Cash and cash equivalents at beginning of year		5,573,122
Cash and cash equivalents at end of year	$	4,050,558
Supplemental disclosure of cash flow information		
Cash received from Parent during the year for income taxes	$	111,056

The accompanying notes are an integral part of these financial statements.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Financial Statements

December 31, 2017

1. Organization and Description of Business

TFS Derivatives LLC (the "Company or TFSD"), is a Delaware limited liability corporation and a wholly-owned subsidiary of Tradition America Holdings, Inc. (the "Parent or TAH"), which, in turn, is a wholly-owned subsidiary of Tradition Service Holding S.A. ("TSH"), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition ("CFT"), a company also organized in Switzerland.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company was not active in 2017 and incurred minimal expense associated with its memberships.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective January 1, 2017.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements and the accompanying notes are reasonable; however, actual results could differ from those estimates.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Fair Value

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. At December 31, 2017 the Company did not have any assets or liabilities requiring fair value measurement under ASC 820.

Income Taxes

The Company is a single-member LLC and treated as a disregarded entity for federal and state income tax purposes. As such, the Company does not pay any U.S. federal, state or local income taxes. However, in accordance with ASC 225-10-S99-3 the Company has calculated and recorded its income taxes on a standalone basis. As such, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. Tax positions are recognized in the financial statements only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the financial statements. The Company recognizes interest accrued related to uncertain tax positions in interest expense and penalties in operating expenses.

2. Significant Accounting Policies (continued)

Going Concern

ASC 205-40, *Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. At December 31, 2017 no conditions existed that would raise substantial doubt about the Company's ability to continue as a going concern.

3. Related-Party Transactions

On November 30, 2013, the Company entered into a "Sales and Servicing Agreement" with an affiliate, which was subsequently amended on August 21, 2014. Under this arrangement, all commissions receivable outstanding at each month end which are aged greater than 30 days are factored to the affiliate on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables. No new receivables were factored during the year. Included in due from affiliate on the statement of financial condition at December 31, 2017 is $107,096 in connection with this arrangement.

Included in due from Parent in the statement of financial condition is $28,284 of commissions from customers received by the Parent on behalf of the Company. The amounts due are on non-interest bearing and due on demand.

Included in due to affiliates on the statement of financial condition is $249,524 of commissions from customers received for affiliates and commissions billed on behalf of affiliates by the Company. The amounts due are non-interest bearing and are due on demand.

For the year ended December 31, 2017, the Company did not have any subordinated debt.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Financial Statements (continued)

4. Income Taxes

As of March 31, 2016, the Company is treated as a disregarded entity for federal and state income tax purposes and is included in the consolidated federal and combined state and local income tax returns filed by the Parent. As noted above, the Company records income taxes for financial reporting purposes on a separate company basis.

The components of income tax expense for the year ended December 31, 2017, were as follows:

Current expense / (benefit):

Federal	($35,494)
State and local	(8,874)
Total	($ 44,368)

The principal reason for the difference between the Company's effective tax rate and the statutory federal income tax rate primarily relates to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company does not have any deferred tax assets or liabilities on its books as of December 31, 2017.

The Company is required to make an evaluation of its tax positions taken or expected to be taken to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority.

Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any reserves as a component of income tax expense. As of and during the year ended December 31, 2017, the Company did not have any liabilities, interest or penalties related to uncertain tax positions.

The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2017, the former and current parent's tax returns are subject to examination by tax authorities for 2014 through 2016 and 2016

4. Income Taxes (continued)

respectively. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

The new tax legislation, Tax Cuts and Jobs Act (H.R.1) enacted on December 22, 2017 did not have an impact to the Company's financial statements for the year ended December 31, 2017.

5. Regulatory Requirements

The Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") or the CFTC's Regulation 1.17 ("Regulation 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company is subject to a minimum net capital requirement of $45,000 under Regulation 1.17.

At December 31, 2017, the Company had net capital of $3,801,035 which was $3,756,035 in excess of its required net capital of $45,000 under Regulation 1.17. The Company's percentage of aggregate indebtedness to net capital was approximately 6.56% at December 31, 2017.

6. Concentration of Credit Risk

At December 31, 2017, the Company's cash and cash equivalents were held at one major financial institution. The aggregate balance of all accounts held by the financial institution is insured up to $250,000 by the Federal Deposit Insurance Corporation.

7. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued and has noted no significant events since the date of the statement of financial   condition.

Supplementary Information

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2017

Computation of net capital

Stockholder's equity	$ 3,946,636

Non-allowable assets

Due from Parent	28,284
Due from affiliates	107,096
Prepaid expense	10,222
Rounding	(1)
Total non-allowable assets	145,601
Net capital before haircuts on securities positions	3,801,035
Haircuts on securities	-
Net capital	$ 3,801,035

Computation of basic net capital requirement

Total aggregate indebtedness	$ 249,523
Minimum net capital required under SEC Rule 15c3-1 (the greater of 6 2/3% of total aggregate indebtedness or $5,000)	$ 16,635
Minimum net capital required under Regulation 1.17 of the Commodity Futures Trading Commission	$ 45,000
Net capital requirement (greater of amount required by SEC Rule 15c3-1 or Regulation 1.17 of the Commodity Futures Trading Commission)	$ 45,000
Excess net capital	$ 3,756,035
Percentage of aggregate indebtedness to net capital	6.56%

Note: There were no material differences between the computation and the Company's corresponding computation included in the unaudited December 31, 2017, Part IIA FOCUS filing filed on January 24, 2018.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Schedule II – Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3

December 31, 2017

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Schedule III – Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2017

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.